UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)
Net Element, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
64112K106
(CUSIP Number)

Mike Zoi 1450 S. Miami Avenue Miami, FL 33130 (305) 507-8808
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	64112K106	Page 2 of 28 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Mike Zoi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,754 Shares
	8	SHARED VOTING POWER 875,263,749 Shares (including 200,000,000 shares underlying warrants)
	9	SOLE DISPOSITIVE POWER 5,754 Shares
	10	SHARED DISPOSITIVE POWER 875,263,749 Shares (including 200,000,000 shares underlying warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,269,503 Shares (including 200,000,000 shares underlying warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.1%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

I

SCHEDULE 13D
CUSIP No.	64112K106	Page 3 of 28 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ENERFUND, LLC [EIN: 20-4535236]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 800,263,749 Shares (including 200,000,000 shares underlying warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 800,263,749 Shares (including 200,000,000 shares underlying warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,263,749 Shares (including 200,000,000 shares underlying warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.0%
14	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	64112K106	Page 4 of 28 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS TGR Capital, LLC [EIN: 20-0291967]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 501,263,749 (including 100,000,000 shares underlying warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 501,263,749 (including 100,000,000 shares underlying warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,263,749 (including 100,000,000 shares underlying warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.4%
14	TYPE OF REPORTING PERSON* OO (LLC)

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	64112K106	Page 5 of 28 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS MZ Capital, LLC (Delaware) [EIN: 26-3468790]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,937,500 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,937,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,937,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON* OO (LLC)

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No.	64112K106	Page 6 of 28 Pages

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS MZ Capital, LLC (Florida) [EIN: 26-0579376]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,062,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,062,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,062,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* OO (LLC)

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer

(a)	Security: Common Stock, par value $0.001 per share *

(b)	Issuer:	Net Element, Inc. 1450 S. Miami Avenue Miami, FL 33130

Item 2.	Identity and Background

(a)	Mike Zoi

(b)	1450 S. Miami Avenue
Miami, FL 33130

(c)	CEO and Chairman of Net Element, Inc.

(d)	Not applicable

(e)	Not applicable

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Mike Zoi purchased shares of common stock owned directly with his personal funds. Shares of common stock of the Issuer and warrants to purchase shares of common stock of the Issuer owned indirectly through, Enerfund, LLC and TGR Capital, LLC, were purchased with working capital of each of Enerfund, LLC and TGR Capital, LLC, as more fully described in Item 4 of this Schedule 13D. Shares of common stock of the Issuer held by MZ Capital, LLC (Delaware) and MZ Capital, LLC (Florida), each a limited liability company controlled by Mike Zoi, were received in connection with the acquisition of Openfilm, LLC, whereupon Enerfund, LLC contributed shares received in the acquisition of Openfilm to MZ Capital, LLC (Delaware) in January 2011.

Item 4.	Purpose of Transaction

(a)
Under an Exchange Agreement dated December 18, 2007, the Company issued 102,875,000 newly issued shares of the Company to Splinex LLC, a company controlled by Mike Zoi. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 and an aggregate of 201,032,334 shares after the completion of the Exchange Agreement on December 18, 2007. The Company had 100,757,769 shares outstanding at December 17, 2007 and 214,257,769 shares outstanding after the completion of the Exchange Agreement. In March 2008, Splinex, LLC acquired an additional 231,415 shares of common stock from a stockholder of the Company.  In June 2008, Splinex, LLC changed its name to TGR Energy, LLC (“TGR”). In February 2011, TGR Energy, LLC changed its name to TGR Capital, LLC.

* Includes 100,000,000 shares of common stock which TGR Capital, LLC has the right to acquire upon exercise of outstanding warrants to purchase shares of common stock and 100,000,000 shares of common stock which Enerfund, LLC has the right to acquire upon exercise of outstanding warrants to purchase shares of common stock.

Pursuant to a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”). TGR agreed to provide up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of common stock and warrants to purchase up to 50,000,000 shares of common stock at an exercise price of $0.05 per share for a period of five years from the date of issuance. Pursuant to the Subscription Agreement, TGR funded the Investment Amount as required. On January 12, 2010, TGR agreed to increase its funding commitment from $2,000,000 to $4,000,000 in exchange for up to an additional 100,000,000 shares of the Company’s common stock and warrants to purchase up to 50,000,000 shares of common stock at an exercise price of $0.05 per share for a period of five years from date of issuance. TGR has funded the full amount required under the Subscription Agreement and received an aggregate of 200,000,000 shares of common stock and warrants to purchase 100,000,000 shares of common stock.

On December 14, 2010, the Company acquired all of the outstanding membership interests in Openfilm, LLC, a Florida limited liability company.  Mike Zoi, the Company’s CEO and Chairman, through his control of Enerfund, LLC and MZ Capital, LLC, both Florida limited liability companies, held approximately 70% of Openfilm’s outstanding membership interests prior to the acquisition by the Company, and received an aggregate of 75,000,000 shares of the Company’s common stock, of which 45,937,500 shares were issued to Enerfund, LLC and 29,062,500 shares were issued to MZ Capital, LLC, in connection with the acquisition. In January 2011, Enerfund, LLC transferred 45,937,500 shares of the Company’s common stock to MZ Capital, LLC (Delaware), a Delaware limited liability company controlled by Mike Zoi.

On December 31, 2010, the Company entered into a Subscription Agreement with Enerfund, LLC (a company controlled by Mike Zoi) pursuant to which the Company received an aggregate of $2,000,000 and issued to Enerfund, LLC an aggregated of 200,000,000 shares of common stock and warrants to purchase 100,000,000 shares of common stock at an exercise price of $0.05 per share for a period of five years from date of issuance.

On February 1, 2011, Enerfund transferred 1,000,000 shares of the Company’s common stock held by it to a consultant in consideration for services performed on behalf of the Company.

(b)	See response to Item 4(a).

(c)	See response to Item 4(a).

(d)
As the beneficial owner of 94.1% of the Company’s common stock, Mike Zoi has the right and authority to replace the current members of the Board of Directors of the Company although he has no present intention to do so.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number: 875,269,503 Shares (including 200,000,000 shares underlying warrants)

Percentage:        94.1%

(b)	(i) Sole power to vote or direct the vote: 5,754

(ii)  Shared power to vote or direct the vote:
875,263,749 Shares (including 200,000,000 shares underlying warrants)

(iii) Sole power to dispose or direct the disposition: 5,754

(iv) Shared power to dispose or direct the disposition:
875,263,749 Shares (including 200,000,000 shares underlying warrants)

(c)	See response to Item 4(a).

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

(b)
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

(c)
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(d)
Certificate of Merger of the Issuer, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(e)
Subscription Agreement, dated August 7, 2008 by and between the Issuer and TGR Capital, LLC, incorporated herein by reference to Exhibit 10.20 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 18, 2008

(f)
Certificate of Amendment of Certificate of Incorporation of the Issuer dated December 22, 2008, incorporated herein by reference to Exhibit 10.21 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2009

(g)
Amendment to the Subscription Agreement between TGR Capital, LLC and TOT Energy, Inc. dated January 12, 2010, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q filed with the Commission on February 16, 2010

(h)
Subscription Agreement dated as of December 31, 2010 between the Company and Enerfund, LLC incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed with the Commission on February 3, 2011.

Item 1.	Security and Issuer

(a)	Security: Common Stock, par value $0.001 per share *

(b)	Issuer:	Net Element, Inc. 1450 S. Miami Avenue Miami, FL 33130

Item 2.	Identity and Background

(a)	Enerfund, LLC, a Florida limited liability company

(b)	1450 S. Miami Avenue
Miami, FL 33130

(c)	Investment Company

(d)	Not applicable

(e)	Not applicable

(f)	Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration

Shares of common stock of the Issuer and warrants to purchase shares of common stock of the Issuer owned directly by Enerfund, LLC and indirectly through TGR Capital, LLC, were purchased with working capital of each of Enerfund, LLC and TGR Capital, LLC, as more fully described in Item 4 of this Schedule 13D. Enerfund, LLC is the 100% owner of TGR Capital, LLC.  Enerfund, LLC is controlled by Mike Zoi.

* Includes 100,000,000 shares of common stock which TGR Capital, LLC has the right to acquire upon exercise of outstanding warrants to purchase shares of common stock and 100,000,000 shares of common stock which Enerfund, LLC has the right to acquire upon exercise of outstanding warrants to purchase shares of common stock.

Item 4.	Purpose of Transaction

(a)
Under an Exchange Agreement dated December 18, 2007, the Company issued 102,875,000 newly issued shares of the Company to Splinex LLC, a company controlled by Mike Zoi. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 and an aggregate of 201,032,334 shares after the completion of the Exchange Agreement on December 18, 2007. The Company had 100,757,769 shares outstanding at December 17, 2007 and 214,257,769 shares outstanding after the completion of the Exchange Agreement. In March 2008, Splinex, LLC acquired an additional 231,415 shares of common stock from a stockholder of the Company. In June 2008, Splinex, LLC changed its name to TGR Energy, LLC (“TGR”). In February 2011, TGR Energy, LLC changed its name to TGR Capital, LLC.

Pursuant to a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”). TGR agreed to provide up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of common stock and warrants to purchase up to 50,000,000 shares of common stock at an exercise price of $0.05 per share for a period of five years from the date of issuance. Pursuant to the Subscription Agreement, TGR funded the Investment Amount as required. On January 12, 2010, TGR agreed to increase its funding commitment from $2,000,000 to $4,000,000 in exchange for up to an additional 100,000,000 shares of the Company’s common stock and warrants to purchase up to 50,000,000 shares of common stock at an exercise price of $0.05 per share for a period of five years from date of issuance. TGR has funded the full amount required under the Subscription Agreement and received an aggregate of 200,000,000 shares of common stock and warrants to purchase 100,000,000 shares of common stock.

On December 14, 2010, the Company acquired all of the outstanding membership interests in Openfilm, LLC, a Florida limited liability company.  Mike Zoi, the Company’s CEO and Chairman, through his control of Enerfund, LLC and MZ Capital, LLC, both Florida limited liability companies, held approximately 70% of Openfilm’s outstanding membership interests prior to the acquisition by the Company, and received an aggregate of 75,000,000 shares of the Company’s common stock, of which 45,937,500 shares were issued to Enerfund, LLC and 29,062,500 shares were issued to MZ Capital, LLC, in connection with the acquisition. In January 2011, Enerfund, LLC transferred 45,937,500 shares of the Company’s common stock to MZ Capital, LLC (Delaware), a Delaware limited liability company controlled by Mike Zoi.

On December 31, 2010, the Company entered into a Subscription Agreement with Enerfund, LLC (a company controlled by Mike Zoi) pursuant to which the Company received an aggregate of $2,000,000 and issued to Enerfund, LLC an aggregated of 200,000,000 shares of common stock and warrants to purchase 100,000,000 shares of common stock at an exercise price of $0.05 per share for a period of five years from date of issuance.

On February 1, 2011, Enerfund transferred 1,000,000 shares of the Company’s common stock held by it to a consultant in consideration for services performed on behalf of the Company.

(b)	See response to Item 4(a).

(c)	See response to Item 4(a).

(d)
As the beneficial owner of 94.1%of the Company’s common stock, Mike Zoi has the right and authority to replace the current members of the Board of Directors of the Company although he has no present intention to do so.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number: 800,263,749 Shares (including 200,000,000 shares underlying warrants)

Percentage:       86.0%

(b)	(i) Sole power to vote or direct the vote: 0

(ii)  Shared power to vote or direct the vote:        800,263,749 Shares (including 200,000,000 shares underlying warrants)

(iii) Sole power to dispose or direct the disposition:       0

(iv) Shared power to dispose or direct the disposition:  800,263,749 Shares (including 200,000,000 shares underlying warrants)

(c)	See response to Item 4(a).

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

(b)
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

(c)
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(d)
Certificate of Merger of the Issuer, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(e)
Subscription Agreement, dated August 7, 2008 by and between the Issuer and TGR Capital, LLC, incorporated herein by reference to Exhibit 10.20 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 18, 2008

(f)
Certificate of Amendment of Certificate of Incorporation of the Issuer dated December 22, 2008, incorporated herein by reference to Exhibit 10.21 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2009

(g)
Amendment to the Subscription Agreement between TGR Capital, LLC and TOT Energy, Inc. dated January 12, 2010, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q filed with the Commission on February 16, 2010

(h)
Subscription Agreement dated as of December 31, 2010 between the Company and Enerfund, LLC incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed with the Commission on February 3, 2011.

Item 1.	Security and Issuer

(a)	Security: Common Stock, par value $0.001 per share *

(b)	Issuer:	Net Element, Inc. 1450 S. Miami Avenue Miami, FL 33130

Item 2.	Identity and Background

(a)	TGR Capital, LLC, a Florida limited liability company

(b)	1450 S. Miami Avenue
Miami, FL 33130

(c)	Investment Company

(d)	Not applicable

(e)	Not applicable

(f)	Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration

TGR Capital, LLC purchased shares of common stock of the Company and warrants to purchase shares of common stock of the Company with working capital of TGR Capital, LLC, as more fully described in Item 4 of this Schedule 13D. TGR Capital, LLC is wholly-owned by Enerfund, LLC, which is controlled by Mike Zoi.

Item 4.	Purpose of Transaction

(a)
Under an Exchange Agreement dated December 18, 2007, the Company issued 102,875,000 newly issued shares of the Company to Splinex LLC, a company controlled by Mike Zoi. Splinex LLC owned 98,157,334 shares of the Company as of December 17, 2007 and an aggregate of 201,032,334 shares after the completion of the Exchange Agreement on December 18, 2007. The Company had 100,757,769 shares outstanding at December 17, 2007 and 214,257,769 shares outstanding after the completion of the Exchange Agreement. In June 2008, Splinex, LLC changed its name to TGR Energy, LLC (“TGR”). In February 2011, TGR Energy, LLC changed its name to TGR Capital, LLC.

Pursuant to a Subscription Agreement dated August 7, 2008 (the “Subscription Agreement”). TGR agreed to provide up to $2,000,000 (the “Investment Amount”) in exchange for up to 100,000,000 shares of common stock and warrants to purchase up to 50,000,000 shares of common stock at an exercise price of $0.05 per share for a period of five years from the date of issuance. Pursuant to the Subscription Agreement, TGR funded the Investment Amount as required. On January 12, 2010, TGR agreed to increase its funding commitment from $2,000,000 to $4,000,000 in exchange for up to an additional 100,000,000 shares of the Company’s common stock and warrants to purchase up to 50,000,000 shares of common stock at an exercise price of $0.05 per share for a period of five years from date of issuance. TGR has funded the full amount required under the Subscription Agreement and received an aggregate of 200,000,000 shares of common stock and warrants to purchase 100,000,000 shares of common stock.

* Includes of 100,000,000 shares of common stock which TGR Capital, LLC has the right to acquire upon exercise of outstanding warrants to purchase shares of common stock.

(b)	See response to Item 4(a).

(c)	See response to Item 4(a).

(d)
As the beneficial owner of 94.1% of the Company’s common stock, Mike Zoi has the right and authority to replace the current members of the Board of Directors of the Company although he has no present intention to do so.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number: 501,263,749 (including 100,000,000 shares underlying warrants)

Percentage:        60.4%

(b)	(i) Sole power to vote or direct the vote: 0

(ii)  Shared power to vote or direct the vote:        501,263,749 (including 100,000,000 shares underlying warrants)

(iii) Sole power to dispose or direct the disposition:       0

(iv) Shared power to dispose or direct the disposition: 501,263,749 (including 100,000,000 shares underlying warrants)

(c)	See response to Item 4(a).

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

(b)
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

(c)
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(d)
Certificate of Merger of the Issuer, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(e)
Subscription Agreement, dated August 7, 2008 by and between the Issuer and TGR Capital, LLC, incorporated herein by reference to Exhibit 10.20 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 18, 2008

(f)
Certificate of Amendment of Certificate of Incorporation of the Issuer dated December 22, 2008, incorporated herein by reference to Exhibit 10.21 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2009

(g)
Amendment to the Subscription Agreement between TGR Capital, LLC and TOT Energy, Inc. dated January 12, 2010, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q filed with the Commission on February 16, 2010

(h)
Subscription Agreement dated as of December 31, 2010 between the Company and Enerfund, LLC incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed with the Commission on February 3, 2011.

Item 1.	Security and Issuer

(a)	Security: Common Stock, par value $0.001 per share

(b)	Issuer:	Net Element, Inc. 1450 S. Miami Avenue Miami, FL 33130

Item 2.	Identity and Background

(a)	MZ Capital, LLC, a Delaware limited liability company

(c)	1450 S. Miami Avenue
Miami, FL 33130

(c)	Family Limited Liability Company

(d)	Not applicable

(e)	Not applicable

(f)	Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration

MZ Capital, LLC (Delaware) received shares of common stock of the Company from Enerfund, LLC in December 2010, as more fully described in Item 4 of this Schedule 13D. MZ Capital, LLC (Delaware) is controlled by Mike Zoi.

Item 4.	Purpose of Transaction

(a)
On December 14, 2010, the Company acquired all of the outstanding membership interests in Openfilm, LLC, a Florida limited liability company.  Mike Zoi, the Company’s CEO and Chairman, through his control of Enerfund, LLC and MZ Capital, LLC, both Florida limited liability companies, held approximately 70% of Openfilm’s outstanding membership interests prior to the acquisition by the Company, and received an aggregate of 75,000,000 shares of the Company’s common stock, of which 45,937,500 shares were issued to Enerfund, LLC and 29,062,500 shares were issued to MZ Capital, LLC (Florida), in connection with the acquisition. In January 2011, Enerfund, LLC transferred 45,937,500 shares of the Company’s common stock to MZ Capital, LLC (Delaware), a Delaware limited liability company controlled by Mike Zoi.

(b)	See response to Item 4(a).

(c)	See response to Item 4(a).

(d)
As the beneficial owner of 94.1% of the Company’s common stock, Mike Zoi has the right and authority to replace the current members of the Board of Directors of the Company although he has no present intention to do so.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number: 45,937,500 Shares

Percentage:        6.3%

(b)	(i) Sole power to vote or direct the vote: 0

(ii)  Shared power to vote or direct the vote:       45,937,500 Shares

(iii) Sole power to dispose or direct the disposition:       0

(iv) Shared power to dispose or direct the disposition: 45,937,500 Shares

(c)	See response to Item 4(a).

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

(b)
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

(c)
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(d)
Certificate of Merger of the Issuer, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(e)
Subscription Agreement, dated August 7, 2008 by and between the Issuer and TGR Capital, LLC, incorporated herein by reference to Exhibit 10.20 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 18, 2008

(f)
Certificate of Amendment of Certificate of Incorporation of the Issuer dated December 22, 2008, incorporated herein by reference to Exhibit 10.21 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2009

(g)
Amendment to the Subscription Agreement between TGR Capital, LLC and TOT Energy, Inc. dated January 12, 2010, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q filed with the Commission on February 16, 2010

(h)
Subscription Agreement dated as of December 31, 2010 between the Company and Enerfund, LLC incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed with the Commission on February 3, 2011.

Item 1.	Security and Issuer

(a)	Security: Common Stock, par value $0.001 per share

(b)	Issuer:	Net Element, Inc. 1450 S. Miami Avenue Miami, FL 33130

Item 2.	Identity and Background

(a)	MZ Capital, LLC, a Florida limited liability company

(d)	1450 S. Miami Avenue
Miami, FL 33130

(c)	Family Limited Liability Company

(d)	Not applicable

(e)	Not applicable

(f)	Not Applicable

Item 3.	Source and Amount of Funds or Other Consideration

MZ Capital, LLC (Florida) received shares of common stock of the Company in connection with the Company’s acquisition of Openfilm, LLC, as more fully described in Item 4 of this Schedule 13D. MZ Capital, LLC (Florida) is controlled by Mike Zoi.

Item 4.	Purpose of Transaction

(a)
On December 14, 2010, the Company acquired all of the outstanding membership interests in Openfilm, LLC, a Florida limited liability company.  Mike Zoi, the Company’s CEO and Chairman, through his control of Enerfund, LLC and MZ Capital, LLC, both Florida limited liability companies, held approximately 70% of Openfilm’s outstanding membership interests prior to the acquisition by the Company, and received an aggregate of 75,000,000 shares of the Company’s common stock, of which 45,937,500 shares were issued to Enerfund, LLC and 29,062,500 shares were issued to MZ Capital, LLC (Florida), in connection with the acquisition.

(b)	See response to Item 4(a).

(c)	See response to Item 4(a).

(d)
As the beneficial owner of 94.1% of the Company’s common stock, Mike Zoi has the right and authority to replace the current members of the Board of Directors of the Company although he has no present intention to do so.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

(i)	Not applicable

(j)	Not applicable

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number: 29,062,500 Shares

Percentage:        4.0%

(b)	(i) Sole power to vote or direct the vote: 0

(ii)  Shared power to vote or direct the vote:        29,062,500 Shares

(iii) Sole power to dispose or direct the disposition:       0

(iv) Shared power to dispose or direct the disposition: 29,062,500 Shares

(c)	See response to Item 4(a).

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4(a).

Item 7.	Material to Be Filed as Exhibits

(a)
Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of June 9, 2004, incorporated herein by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 24, 2004 (Registration No. 333-116817)

(b)
First Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of October 13, 2004, incorporated herein by reference to Exhibit 2.2 to Amendment No, 1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on October 15, 2004 (Registration No. 333-116817)

(c)
Second Amendment to Agreement and Plan of Merger among Ener1 Acquisition Corp., the Issuer and Ener1, Inc., dated as of December 23, 2004, incorporated herein by reference to Exhibit 2.3 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(d)
Certificate of Merger of the Issuer, incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on December 27, 2004 (Registration No. 333-116817)

(e)
Subscription Agreement, dated August 7, 2008 by and between the Issuer and TGR Capital, LLC, incorporated herein by reference to Exhibit 10.20 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 18, 2008

(f)
Certificate of Amendment of Certificate of Incorporation of the Issuer dated December 22, 2008, incorporated herein by reference to Exhibit 10.21 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2009

(g)
Amendment to the Subscription Agreement between TGR Capital, LLC and TOT Energy, Inc. dated January 12, 2010, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q filed with the Commission on February 16, 2010

(h)
Subscription Agreement dated as of December 31, 2010 between the Company and Enerfund, LLC incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K filed with the Commission on February 3, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2011
Date	By:	/s/ Mike Zoi
Name: Mike Zoi

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Enerfund, LLC
March 3, 2011
Date	By:	/s/ Mike Zoi
Name: Mike Zoi
Title: Managing Member

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TGR Capital, LLC
March 3, 2011
Date	By:	/s/ Mike Zoi
Name: Mike Zoi
Title: Managing Member

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MZ Capital, LLC (Delaware)
March 3, 2011
Date	By:	/s/ Mike Zoi
Name: Mike Zoi
Title: Managing Member

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MZ Capital, LLC (Florida)
March 3, 2011
Date	By:	/s/ Mike Zoi
Name: Mike Zoi
Title: Managing Member